                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                            Tele-Communications, Inc.
                       --------------------------------------
                                (NAME OF ISSUER)

1. Tele-Communications, Inc. Series A TCI Group Common Stock, par value $1.00 per share ("Series A TCI Group Common Stock")
2. Tele-Communications, Inc. Series B TCI Group Common Stock, par value $1.00 per share ("Series B TCI Group Common Stock")
3. Tele-Communications, Inc. Series A Liberty Media Group Common Stock, par value $1.00 per share ("Series A Liberty Media Group Common Stock")
4. Tele-Communications, Inc. Series B Liberty Media Group Common Stock, par value $1.00 per share ("Series B Liberty Media Group Common Stock")
5. Tele-Communications, Inc. Series A TCI Ventures Group Common Stock, par value $1.00 per share ("Series A Ventures Group Common Stock")
6. Tele-Communications, Inc. Series B TCI Ventures Group Common Stock, par value $1.00 per share ("Series B Ventures Group Common Stock")

                    -----------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

1.     Series A TCI Group Common Stock:                                87924V101
2.     Series B TCI Group Common Stock:                                87924V200
3.     Series A Liberty Media Group Common Stock:                      87924V507
4.     Series B Liberty Media Group Common Stock:                      87924V606
5.     Series A Ventures Group Common Stock:                           87924V887
6.     Series B Ventures Group Common Stock:                           87924V879

                    -----------------------------------------
                                 (CUSIP NUMBER)

                             Raymond L. Sutton, Jr.
                              Baker & Hostetler LLP
                        303 East 17th Avenue, Suite 1100
                             Denver, Colorado 80203
--------------------------------------------------------------------------------
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                           NOTICES AND COMMUNICATIONS)

                                  March 9, 1999
               --------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Exhibit Index on Page A-1
                                   Page 1 of 7

                                   CUSIP Nos.

Series A TCI Group Common Stock:                                       87924V101
Series B TCI Group Common Stock:                                       87924V200
Series A Liberty Media Group Common Stock:                             87924V507
Series B Liberty Media Group Common Stock:                             87924V606
Series A Ventures Group Common Stock:                                  87924V887
Series B Ventures Group Common Stock:                                  87924V879

----------------------------------------------------------------------------------------------------------------------
             1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
                  Estate of Bob Magness
----------------------------------------------------------------------------------------------------------------------
             2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a)     / /
                  (b)     /X/
----------------------------------------------------------------------------------------------------------------------
             3)   SEC Use Only
----------------------------------------------------------------------------------------------------------------------
             4)   Source of Funds (See Instructions)          N/A.
----------------------------------------------------------------------------------------------------------------------
             5)   Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)    / /
----------------------------------------------------------------------------------------------------------------------
             6)   Citizenship or Place of Organization        Colorado
----------------------------------------------------------------------------------------------------------------------
                  7) Sole Voting Power           Series A TCI Group Common Stock                                  0
                                                 Series B TCI Group Common Stock                                  0
                                                 Series A Liberty Media Group Common Stock                        0
                                                 Series B Liberty Media Group Common Stock                        0
                                                 Series A Ventures Group Common Stock                             0
                                                 Series B Ventures Group Common Stock                             0
                 -----------------------------------------------------------------------------------------------------
                  8) Shared Voting Power         Series A TCI Group Common Stock                                  0
                                                 Series B TCI Group Common Stock                                  0
 Number of Shares                                Series A Liberty Media Group Common Stock                        0
                                                 Series B Liberty Media Group Common Stock                        0
   Beneficially                                  Series A Ventures Group Common Stock                             0
                                                 Series B Ventures Group Common Stock                             0
  Owned by Each  -----------------------------------------------------------------------------------------------------
                  9) Sole Dispositive Power      Series A TCI Group Common Stock                                  0
 Reporting Person                                Series B TCI Group Common Stock                                  0
                                                 Series A Liberty Media Group Common Stock                        0
       With                                      Series B Liberty Media Group Common Stock                        0
                                                 Series A Ventures Group Common Stock                             0
                                                 Series B Ventures Group Common Stock                             0
                 -----------------------------------------------------------------------------------------------------
                  10) Shared Dispositive Power   Series A TCI Group Common Stock                                  0
                                                 Series B TCI Group Common Stock                                  0
                                                 Series A Liberty Media Group Common Stock                        0
                                                 Series B Liberty Media Group Common Stock                        0
                                                 Series A Ventures Group Common Stock                             0
                                                 Series B Ventures Group Common Stock                             0
----------------------------------------------------------------------------------------------------------------------
                 11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                 Series A TCI Group Common Stock                                  0
                                                 Series B TCI Group Common Stock                                  0
                                                 Series A Liberty Media Group Common Stock                        0
                                                 Series B Liberty Media Group Common Stock                        0
                                                 Series A Ventures Group Common Stock                             0
                                                 Series B Ventures Group Common Stock                             0
----------------------------------------------------------------------------------------------------------------------
           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                  / /
----------------------------------------------------------------------------------------------------------------------
           13)  Percent of Class Represented by Amount in Row (11)
                   0% of Series A TCI Group Common Stock
                   0% of Series B TCI Group Common Stock
                   0% of Series A Liberty Media Group Common Stock
                   0% of Series B Liberty Media Group Common Stock
                   0% of Series A Ventures Group Common Stock
                   0% of Series B Ventures Group Common Stock
----------------------------------------------------------------------------------------------------------------------
           14)     Type of Reporting Person (See Instructions)    OO
----------------------------------------------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         Kim Magness and Gary Magness, as the co-personal representatives of the Estate of Bob Magness (the "Bob Magness Estate"), hereby amend and supplement the statement on Schedule 13D (the "Statement") with respect to the following shares of stock of Tele-Communications, Inc. beneficially owned by the Bob Magness Estate:

         1. Tele-Communications, Inc. Series A TCI Group Common Stock, par value $1.00 per share ("Series A TCI Group Common Stock");

         2. Tele-Communications, Inc. Series B TCI Group Common Stock, par value $1.00 per share ("Series B TCI Group Common Stock");

         3. Tele-Communications, Inc. Series A Liberty Media Group Common Stock, par value $1.00 per share ("Series A Liberty Media Group Common Stock");

         4. Tele-Communications, Inc. Series B Liberty Media Group Common Stock, par value $1.00 per share ("Series B Liberty Media Group Common Stock");

         5. Tele-Communications, Inc. Series A TCI Ventures Group Common Stock, par value $1.00 per share ("Series A Ventures Group Common Stock"); and

         6. Tele-Communications, Inc. Series B TCI Ventures Group Common Stock, par value $1.00 per share ("Series B Ventures Group Common Stock").

         The issuer of the Series A TCI Group Common Stock, the Series B TCI Group Common Stock, the Series A Liberty Media Group Common Stock, the Series B Liberty Media Group Common Stock, the Series A Ventures Group Common Stock and the Series B Ventures Group Common Stock (collectively, the "Company Securities") is Tele-Communications, Inc. (the "Company" or "TCI") whose principal executive offices are located at Terrace Tower II, 5619 DTC Parkway, Englewood, Colorado 80111.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 of the Statement is hereby amended and supplemented by adding the following at the end thereof:

AT&T MERGER

         On March 9, 1999, AT&T Corp. ("AT&T") acquired the Company in a merger (the "AT&T Merger") in which Italy Merger Corp., a wholly-owned subsidiary of AT&T, merged with and into TCI, and TCI thereby became a subsidiary of AT&T. As a result of the AT&T Merger, (i) each share of Series A TCI Group Common Stock was converted into 0.7757 of a share of AT&T Common Stock, (ii) each share of Series B Stock TCI Group Common Stock was converted into 0.8533 of a share of AT&T Common Stock, (iii) each share of Series A Liberty Media Group Common Stock was converted into one share of a newly created class of AT&T common stock designated as the Class A Liberty Media Group Common Stock, par value $1.00 per share (the "AT&T Class A Liberty Media Group Common Stock"), (iv) each share of Series B Liberty Media Group Common Stock was converted into one share of a newly created class of AT&T common stock designated as the Class B Liberty Media Group Common Stock, par value $1.00 per share (the "AT&T Class B Liberty Media Group Common Stock"), (v) each share of Series A Ventures Group Common Stock was converted into 0.52 of a share of AT&T

Class A Liberty Media Group Common Stock, (vi) each share of Series B Ventures Group Common Stock was converted into 0.52 of a share of AT&T Class B Liberty Media Group Common Stock, (vii) each share of TCI's Convertible Preferred Stock, Series C-TCI Group was converted into 103.059502 shares of AT&T Common Stock,
(viii) each share of TCI's Convertible Preferred Stock Series C-Liberty Media Group was converted into 56.25 shares of AT&T Class A Liberty Media Group Common Stock, (ix) each share of TCI's Redeemable Convertible TCI Group Preferred Stock, Series G was converted into 0.923083 shares of AT&T Common Stock and (x) each share of TCI's Redeemable Convertible Liberty Media Group Preferred Stock, Series H was converted into 0.590625 of a share of AT&T Class A Liberty Media Group Common Stock.

         Following the AT&T Merger, each share of TCI's Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock ("Class B Preferred Stock") continues to be outstanding as the Class B Preferred Stock with the same rights and preferences such stock had prior to the AT&T Merger.

CHANGES TO CALL AGREEMENT AND STOCKHOLDERS' AGREEMENT

         In March 1999, the Magness Group (now including Magness FT Investment Company LLC ("FT LLC"), Magness Securities, LLC ("Magness LLC"), The Kim Magness Family Foundation and The Gary Magness Family Foundation), the Malones, TCI, Liberty Ventures Group LLC and Liberty Media Corporation entered into letter agreements to amend the terms of the Malone Call Agreement ("The Malone Letter Agreement"), the Magness Call Agreement (the "Magness Letter Agreement") and the Stockholders' Agreement (the "Stockholders' Letter Agreement"). Pursuant to the Stockholders' Letter Agreement, the parties thereto agreed to assign TCI's rights and obligations under the Stockholders' Agreement first to Liberty Ventures Group LLC and then to Liberty Media Corporation ("Liberty"). In addition, the Stockholders' Letter Agreement amends the Stockholders' Agreement so that the irrevocable proxy to vote shares held by the Magness Group now relates to the AT&T Class B Liberty Media Group Common Stock or any super voting class of equity securities issued by Liberty held by the Magness Group. The "tag-along rights" and "drag-along rights" of the Stockholders' Agreement now relate to the Malones' and the Magness Group's AT&T Class B Liberty Media Group Common Stock or any super voting class of equity securities issued by Liberty and held by the Malones and the Magness Group. Finally, the agreement concerning voting of Malone's shares for the Magness Group Representative (as defined in the Stockholders' Agreement) for the Board of Directors will relate to the Board of Directors of Liberty if Liberty has a class of equity securities registered under section 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended.

         Pursuant to the Magness Letter Agreement and the Malone Letter Agreement, the parties agreed to assign TCI's rights and obligations under both agreements to Liberty. The call right under both agreements is now a right on the part of Liberty to purchase the AT&T Class B Liberty Media Group Common Stock upon the following events: (i) a proposed sale by the holder of AT&T Class B Liberty Group Common stock (other than a minimal amount) or (ii) the death of Malone. This right may be exercised for a maximum price equal to the then relevant market price of "low-voting" AT&T Class A Liberty Media Group Common Stock plus a ten percent premium in the case of the death of Malone or, in the case of a sale of such shares, at the lesser of the price offered for the shares or the market price of the AT&T Class A Liberty Media Group Common Stock plus a ten percent premium. Upon a change in control of AT&T, the maximum premium that the Magness Group or Malones could agree to receive on their AT&T

Class B Liberty Media Group Common Stock would be no greater than a ten percent premium over the price paid for the AT&T Class A Liberty Media Group Common Stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 of the Statement is hereby deleted in its entirety and replaced with the following:

         (a) The aggregate number and percentage of the Company Securities beneficially owned by the filing person are as follows:

                                                           AMOUNT OF              PERCENT OF           TOTAL
    TITLE OF CLASS                                    BENEFICIAL OWNERSHIP          CLASS          VOTING POWER
    --------------                                    --------------------          -----          ------------
                                                                                                        0%

    Series A TCI Group Common Stock                                      0(1)                0%

    Series B TCI Group Common Stock                                      0(1)                0%

    Series A Liberty Media Group Common Stock                            0(1)                0%

    Series B Liberty Media Group Common Stock                            0(1)                0%

    Series A Ventures Group Common Stock                                 0(1)                0%

    Series B Ventures Group Common Stock                                 0(1)                0%

(1) On March 9, 1999, AT&T acquired the Company in the AT&T Merger in which Italy Merger Corp., a wholly-owned subsidiary of AT&T, merged with and into TCI, and TCI thereby became a subsidiary of AT&T. As a result of the AT&T Merger, (i) each share of Series A TCI Group Common Stock was converted into 0.7757 of a share of AT&T Common Stock, (ii) each share of Series B Stock TCI Group Common Stock was converted into 0.8533 of a share of AT&T Common Stock, (iii) each share of Series A Liberty Media Group Common Stock was converted into one share of AT&T Class A Liberty Media Group Common Stock, (iv) each share of Series B Liberty Media Group Common Stock was converted into one share of AT&T Class B Liberty Media Group Common Stock, (v) each share of Series A Ventures Group Common Stock was converted into 0.52 of a share of AT&T Class A Liberty Media Group Common Stock, (vi) each share of Series B Ventures Group Common Stock was converted into 0.52 of a share of AT&T Class B Liberty Media Group Common Stock, (vii) each share of TCI's Convertible Preferred Stock, Series C-TCI Group was converted into 103.059502 shares of AT&T Common Stock, (viii) each share of TCI's Convertible Preferred Stock Series C-Liberty Media Group was converted into 56.25 shares of AT&T Class A Liberty Media Group Common Stock, (ix) each share of TCI's Redeemable Convertible TCI Group Preferred Stock, Series G was converted into 0.923083 shares of AT&T Common Stock and (x) each share of TCI's Redeemable Convertible Liberty Media Group Preferred Stock, Series H was converted into 0.590625 of a share of AT&T Class A Liberty Media Group Common Stock.

         (b) The following indicates for the filing person the number of shares of Company Securities as to which there is sole or shared power to vote or dispose of the shares:

                                                                                                         SHARED
                                  CLASS OF SECURITY                                 SOLE POWER            POWER
                                  -----------------                                 ----------            -----
                  Series A TCI Group Common Stock                                        0                  0

                  Series B TCI Group Common Stock                                        0                  0
                  Series A Liberty Media Group Common Stock                              0                  0
                  Series B Liberty Media Group Common Stock                              0                  0
                  Series A Ventures Group Common Stock                                   0                  0
                  Series B Ventures Group Common  Stock                                  0                  0


         (c) The transactions described in Item 4 are the only transactions effected during the last sixty days or since the most recent filing on Schedule 13D by the person named in Item 5(a) above.

         (d) No person is known by the filing person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Company Securities identified in this Item 5.

         (e) On March 9, 1999, the reporting person disposed of all shares of the Company Securities beneficially owned by the reporting person, and therefore the reporting person is not a beneficial owner of more than five percent of such shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 of the Statement is hereby amended and supplemented by adding the following at the end thereof:

         TCI, the Malones, the Magness Group, Liberty Ventures Group LLC and Liberty Media Corporation are parties to the Stockholders' Letter Agreement, and TCI, the Magness Group, Liberty Ventures Group LLC and Liberty Media Corporation are parties to the Magness Letter Agreement as described in Item 4.

         The Stockholders' Letter Agreement and the Magness Letter Agreement are attached to this Statement as Exhibits 99.9 and 99.10, respectively, and are incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

99.9. Letter Agreement to Amend the Stockholders' Agreement dated as of March 5, 1999, among TCI, the Malones, the Magness Group, Liberty Ventures Group LLC and Liberty Media Corporation

99.10. Letter Agreement to Amend the Magness Call Agreement dated as of March 5, 1999 among TCI, the Magness Group, Liberty Ventures Group LLC and Liberty Media Corporation

99.11. Agreement and Plan of Restructuring and Merger dated as of June 23, 1998 among the Company, Italy Merger Corp. and TCI incorporated by reference to Appendix A to the AT&T/TCI Proxy Statement/Prospectus that forms a part of the Registration Statement on From S-4 of AT&T (File No. 333-70279), filed January 8, 1999 (the "AT&T Registration Statement")

99.12. AT&T/TCI Proxy Statement/Prospectus, dated January 8, 1999 (incorporated by reference to the AT&T Registration Statement)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:   April 8, 1999



ESTATE OF BOB MAGNESS


By:/s/ Kim Magness
   -------------------------------------------------------
   Kim Magness, as Co-Personal Representative


By:/s/ Gary Magness
   -------------------------------------------------------
   Gary Magness, as Co-Personal Representative

                                INDEX OF EXHIBITS

EXHIBIT DESCRIPTION.
99.9.       Letter Agreement to Amend the Stockholders' Agreement dated as of
            March 5, 1999, among TCI, the Malones, the Magness Group, Liberty
            Ventures Group LLC and Liberty Media Corporation

99.10.      Letter Agreement to Amend the Magness Call Agreement dated as of
            March 5, 1999 among TCI, the Magness Group, Liberty Ventures Group
            LLC and Liberty Media Corporation

99.11.      Agreement and Plan of Restructuring and Merger dated as of June 23,
            1998 among the Company, Italy Merger Corp. and TCI incorporated by reference to Appendix A to the AT&T/TCI Proxy Statement/Prospectus that forms a part of the Registration Statement on From S-4 of AT&T
            (File No. 333-70279), filed January 8, 1999 (the "AT&T Registration
            Statement")

99.12.      AT&T/TCI Proxy Statement/Prospectus, dated January 8, 1999
            (incorporated by reference to the AT&T Registration Statement)

                                    Page A-1